Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2020
AND

INDEPENDENT AUDITORS’ REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.
acquisition accounting	The acquisition method of accounting for a business combination as prescribed by GAAP, whereby the cost or “acquisition price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill
AMS	Advanced metering system
ASU	Accounting Standards Update
CARES Act	Federal “Coronavirus Aid, Relief, and Economic Security” Act, enacted on March 27, 2020, as amended
Code	The Internal Revenue Code of 1986, as amended
COVID-19	Coronavirus Disease 2019, the disease caused by the novel strain of coronavirus reported to have surfaced in late 2019
CP Notes	Unsecured commercial paper notes issued under Oncor’s CP Program
CP Program	Commercial paper program
Credit Facility	Revolving Credit Agreement, dated as of November 17, 2017, among Oncor, as borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and swingline lender, and the fronting banks from time to time party thereto, as amended
DCRF	Distribution cost recovery factor
Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended
Disinterested Director	Refers to a member of our and Oncor’s board of directors who is a “disinterested director” pursuant to each company’s limited liability company agreement. The limited liability company agreements of Oncor and Oncor Holdings provide that disinterested directors shall (i) be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years
EECRF	Energy efficiency cost recovery factor
EFH Bankruptcy Proceedings	Refers to voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code filed in U.S. Bankruptcy Court for the District of Delaware on April 29, 2014 by EFH Corp. and the substantial majority of its direct and indirect subsidiaries. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings
EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Renamed Sempra Texas Holdings Corp. upon closing of the Sempra Acquisition

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings. Renamed Sempra Texas Intermediate Holding Company LLC upon closing of the Sempra Acquisition
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
ERISA	Employee Retirement Income Security Act of 1974, as amended
FASB	Financial Accounting Standards Board
FERC	U.S. Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Ltd. (a credit rating agency)
GAAP	Generally accepted accounting principles of the U.S.
InfraREIT	InfraREIT, Inc., which was merged with and into a wholly owned subsidiary of Oncor on May 16, 2019 in the InfraREIT Acquisition, with the surviving entity being a wholly owned subsidiary of Oncor renamed Oncor NTU Holdings Company LLC
InfraREIT Acquisition	Refers to Oncor’s acquisition of all of the equity interests of InfraREIT and InfraREIT Partners on May 16, 2019 pursuant to the transactions contemplated by the InfraREIT Merger Agreement and the SDTS-SU Asset Exchange
InfraREIT Merger Agreement	Refers to the Agreement and Plan of Merger, dated as of October 18, 2018, among Oncor, 1912 Merger Sub LLC (a wholly owned, subsidiary of Oncor), Oncor T&D Partners, LP (a wholly owned indirect subsidiary of Oncor), InfraREIT and InfraREIT Partners, which was completed on May 16, 2019
InfraREIT Partners	InfraREIT Partners, LP, a subsidiary of InfraREIT, which, as a result of the InfraREIT Acquisition, became an indirect wholly owned subsidiary of Oncor and was renamed Oncor NTU Partnership LP
IRS	U.S. Internal Revenue Service
kV	Kilovolts
kWh	Kilowatt-hours
LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
LP&L	Lubbock Power & Light
Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)
MW	Megawatts
MWh	Megawatt-hours
NERC	North American Electric Reliability Corporation
Note Purchase Agreement	Refers to the Note Purchase Agreement, dated May 6, 2019, pursuant to which Oncor issued its 3.86% Senior Notes, Series A, due December 3, 2025 and 3.86% Senior Notes, Series B, due January 14, 2026
NTU	Oncor Electric Delivery Company NTU LLC (formerly SDTS until the closing of the InfraREIT Acquisition), a wholly owned, indirect subsidiary of Oncor acquired as part of the InfraREIT Acquisition
Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings
Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, the direct majority owner (80.25% equity interest) of Oncor. Oncor Holdings is wholly owned by STIH
Oncor OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees, certain eligible current and former EFH Corp. and Vistra employees, and their eligible dependents
Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor and Oncor’s direct and indirect subsidiaries
OPEB	Other postretirement employee benefits
PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act
REP	Retail electric provider
ROU	Right-of-use
S&P	S&P Global Ratings, a division of S&P Global Inc. (a credit rating agency)
SDTS	Sharyland Distribution & Transmission Services, L.L.C., an indirect subsidiary of InfraREIT, which was renamed Oncor Electric Delivery Company NTU LLC in connection with the InfraREIT Acquisition
SDTS-SU Asset Exchange	Refers to the transactions contemplated by the Agreement and Plan of Merger, dated as of October 18, 2018, by and among SU, SDTS and Oncor pursuant to which SU and SDTS exchanged certain assets as a condition to the closing of the transactions contemplated by the InfraREIT Merger Agreement
Sempra	Sempra Energy
Sempra Acquisition	Refers to the transactions contemplated by the plan of reorganization confirmed in the EFH Bankruptcy Proceedings and that certain Agreement and Plan of Merger, dated as of August 21, 2017, by and among EFH Corp., EFIH, Sempra and one of Sempra’s wholly owned subsidiaries, pursuant to which Sempra indirectly acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. The transactions closed March 9, 2018
Sempra-Sharyland Transaction	Refers to Sempra’s May 16, 2019 acquisition of an indirect 50% ownership interest in Sharyland Holdings, L.P.
Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675 approving the Sempra Acquisition
Sharyland	Refers to Sharyland Utilities, L.L.C. (formerly SU), a subsidiary of Sharyland Holdings, L.P
Sponsor Group	Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that controlled Texas Holdings
STH	Refers to Sempra Texas Holdings Corp., a Texas corporation (formerly EFH Corp. prior to the closing of the Sempra Acquisition), which is wholly owned by Sempra and the direct parent of STIH
STIH	Refers to Sempra Texas Intermediate Holding Company LLC., a Delaware limited liability company (formerly EFIH prior to the closing of the Sempra Acquisition), and the sole member of Oncor Holdings following the Sempra Acquisition
SU	Refers to Sharyland Utilities, L.P., which was converted into Sharyland on May 16, 2019
Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan
TCJA	“Tax Cuts and Jobs Act,” enacted on December 22, 2017
TCOS	Transmission cost of service
TCRF	Transmission cost recovery factor
Texas Holdings
Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owned substantially all of the common stock of EFH Corp. prior to the closing of the Sempra Acquisition

Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by OMERS Administration Corporation (acting through its infrastructure investment entity, OMERS Infrastructure Management Inc.) and GIC Private Limited
U.S.	United States of America
Vistra	Refers to Vistra Energy Corp., and/or its subsidiaries, depending on context, formerly a subsidiary of EFH Corp. until October 2016
Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of Oncor Electric Delivery Holdings Company LLC

We have audited the accompanying consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 25, 2021

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2020	2019	2018

Operating revenues (Note 3)	$4,511	$4,347	$4,101
Operating expenses:
Wholesale transmission service	975	1,005	962
Operation and maintenance (Note 12)	925	899	875
Depreciation and amortization	786	723	671
Income taxes (Notes 1, 4 and 12)	149	138	152
Taxes other than amounts related to income taxes	538	508	496
Total operating expenses	3,373	3,273	3,156
Operating income	1,138	1,074	945
Other deductions and (income) - net (Note 13)	33	63	84
Nonoperating income tax benefit (Note 4)	(3)	(7)	(10)
Interest expense and related charges (Note 13)	405	375	351
Net income	703	643	520
Net income attributable to noncontrolling interests	(141)	(129)	(107)
Net income attributable to Oncor Holdings	$562	$514	$413

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2020	2019	2018

Net income	$703	$643	$520
Other comprehensive income (loss):
Cash flow hedges – derivative value net gain (loss) recognized in net income (net of tax expense (benefit) of ($5), $- and $1) (Notes 1 and 8)	(21)	2	2
Defined benefit pension plans (net of tax expense of $2, $4 and $6) (Notes 8 and 10)	7	22	(25)
Total other comprehensive income (loss)	(14)	24	(23)
Comprehensive income	689	667	497
Comprehensive income attributable to noncontrolling interests	(139)	(134)	(95)
Comprehensive income attributable to Oncor Holdings	$550	$533	$402

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2020	2019	2018

Cash flows — operating activities:
Net income	$703	$643	$520
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization, including regulatory amortization	866	806	777
Deferred income taxes – net	47	58	29
Other – net	(1)	(4)	(3)
Changes in operating assets and liabilities:	-
Accounts receivable — trade	(78)	(53)	68
Inventories	4	(30)	(25)
Accounts payable — trade	(29)	21	30
Regulatory accounts related to reconcilable tariffs (Note 2)	33	(44)	66
Other — assets	(78)	(208)	28
Other — liabilities	58	76	(26)
Cash provided by operating activities	1,525	1,265	1,464
Cash flows — financing activities:
Issuances of long-term debt (Note 6)	1,810	2,460	1,150
Repayments of long-term debt (Note 6)	(1,164)	(1,094)	(825)
Proceeds of business acquisition bridge loan	-	600	-
Repayment of business acquisition bridge loan	-	(600)	-
Net increase (decrease) in short-term borrowings (Note 5)	24	(882)	(137)
Equity contribution from member	632	1,587	256
Equity contribution from noncontrolling interest	156	391	54
Distributions to member (Note 8)	(286)	(246)	(149)
Distributions to noncontrolling interests	(70)	(63)	(42)
Purchase of 0.22% interest in Oncor from noncontrolling interest	-	-	(26)
Debt discount, financing and reacquisition costs – net	(54)	(39)	(14)
Cash provided by financing activities	1,048	2,114	267
Cash flows — investing activities:
Capital expenditures (Note 12)	(2,540)	(2,097)	(1,767)
Business acquisition (Note 14)	-	(1,324)	-
Expenditures for third party in joint project	(96)	-	-
Reimbursement from third party in joint project	66	-	-
Other – net	20	43	18
Cash used in investing activities	(2,550)	(3,378)	(1,749)
Net change in cash and cash equivalents	23	1	(18)
Cash and cash equivalents — beginning balance	4	3	21
Cash and cash equivalents — ending balance	$27	$4	$3
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$27	$4
Trade accounts receivable – net (Note 13)	760	661
Income taxes receivable from member (Note 12)	14	4
Materials and supplies inventories — at average cost	144	148
Prepayments and other current assets	100	96
Total current assets	1,045	913
Investments and other property (Note 13)	142	133
Property, plant and equipment – net (Note 13)	21,225	19,370
Goodwill (Notes 1 and 13)	4,628	4,628
Regulatory assets (Note 2)	1,779	1,775
Operating lease ROU, third-party joint project and other assets (Notes 1 and 7)	248	106
Total assets	$29,067	$26,925

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 5)	$70	$46
Long-term debt due currently (Note 6)	-	608
Trade accounts payable	392	394
Income taxes payable to member (Note 12)	23	22
Accrued taxes other than income taxes	269	236
Accrued interest	87	83
Operating lease and other current liabilities (Note 7)	279	237
Total current liabilities	1,120	1,626
Long-term debt, less amounts due currently (Note 6)	9,229	8,017
Accumulated deferred income taxes (Notes 1, 4 and 12)	1,312	1,223
Regulatory liabilities (Note 2)	2,855	2,793
Employee benefit obligations (Note 10)	1,808	1,834
Operating lease, third-party joint project and other obligations (Note 13)	407	258
Total liabilities	16,731	15,751
Commitments and contingencies (Note 7)
Membership interests (Note 8):
Capital account	9,701	8,793
Accumulated other comprehensive loss	(102)	(92)
Oncor Holdings membership interest	9,599	8,701
Noncontrolling interests in subsidiary	2,737	2,473
Total membership interests	12,336	11,174
Total liabilities and membership interests	$29,067	$26,925
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(millions of dollars)

	Year Ended December 31,
	2020	2019	2018

Oncor Holdings Membership Interests (Note 8)
Capital account:
Balance at beginning of period	$8,793	$6,920	$6,411
Net income attributable to Oncor Holdings	562	514	413
Distributions to member	(286)	(246)	(149)
Fair value of purchase of 0.22% interest in Oncor from noncontrolling interest over carrying value	-	-	(11)
Equity contribution from member	632	1,587	256
ASU 2018-02 stranded tax effects (Note 1)	-	18	-
Balance at end of period	9,701	8,793	6,920
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(92)	(92)	(81)
Net effects of cash flow hedges (net of tax expense (benefit) of ($4), $- and $1)	(16)	1	2
Defined benefit pension plans (net of tax of $-, $4 and $3)	6	17	(13)
ASU 2018-02 stranded tax effects (Note 1)	-	(18)	-
Balance at end of period	(102)	(92)	(92)
Oncor Holdings membership interests at end of period	$9,599	$8,701	$6,828

Noncontrolling interests in subsidiary (Note 9):
Balance at beginning of period	$2,473	$1,951	$1,822
Net income attributable to noncontrolling interests	141	129	107
Distributions to noncontrolling interests	(70)	(63)	(42)
Purchase of 0.22% interest in Oncor from noncontrolling interest	-	-	(15)
Equity contribution from noncontrolling interests	156	391	54
Change related to future tax distributions from Oncor	39	60	37
Net effects of cash flow hedges (net of tax expense (benefit) of ($1), $- and $-)	(4)	-	-
Defined benefit pension plans (net of tax expense of $-, $- and $9)	2	6	(12)
ASU 2018-02 stranded tax effects (Note 1)	-	(1)	-
Noncontrolling interests in subsidiary at end of period	$2,737	$2,473	$1,951

Total membership interests at end of period	$12,336	$11,174	$8,779
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements are comprised almost entirely of the operations of our direct, majority (80.25%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. Oncor Holdings is indirectly wholly owned by Sempra. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our consolidated financial statements includes the results of Oncor’s wholly owned indirect subsidiary, NTU, which Oncor acquired as part of the InfraREIT Acquisition that closed on May 16, 2019. NTU is a regulated utility that primarily provides electricity transmission delivery service in the north-central, western and panhandle regions of Texas.

Ring-Fencing Measures

Since 2007, various ring-fencing measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and entities with ownership interests in Oncor or Oncor Holdings. These ring-fencing measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. These measures include the November 2008 sale of 19.75% of Oncor’s equity interests to Texas Transmission.

In March 2018, Sempra indirectly acquired Oncor Holdings through the Sempra Acquisition. The Sempra Acquisition was consummated after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings and the PUCT. The PUCT approval was obtained in Docket No. 47675, and the final order issued in that docket (Sempra Order) outlines certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor or Oncor Holdings, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor and Oncor Holdings, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions.

None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings.

Oncor and Oncor Holdings are each a limited liability company governed by a board of directors, not its members. The Sempra Order and Oncor’s limited liability company agreement require that the board of directors of Oncor consist of thirteen members, constituted as follows:

•seven Disinterested Directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;
•two members designated by Sempra (through Oncor Holdings);
•two members designated by Texas Transmission; and
•two current or former officers of Oncor (the Oncor Officer Directors), currently Robert S. Shapard and E. Allen Nye, Jr., who are Oncor’s Chairman of the Board and Chief Executive, respectively.

Until March 9, 2028, in order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, the officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to serving as an Oncor Officer Director. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors. STIH is a wholly owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition.

The Sempra Order and our limited liability company agreement require that the board of directors of Oncor Holdings consist of eleven members, made up of six Disinterested Directors, two current or former officers of Oncor Holdings (currently Mr. Shapard and Mr. Nye) and two members designated by Sempra (through STIH).

In addition, the Sempra Order provides that the boards of directors of Oncor and Oncor Holdings cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the boards of directors of each of Oncor Holdings and Oncor must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order and the limited liability company agreements of Oncor and Oncor Holdings to ring-fence Oncor and Oncor Holdings from their owners include, among others:

•A majority of the Disinterested Directors of Oncor and the directors designated by Texas Transmission that are present and voting (of which at least one must be present and voting) must approve any Oncor annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•Oncor and Oncor Holdings may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its Disinterested Directors determines that it is in the best interests of the company to retain such amounts to meet expected future requirements;

•At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

•Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the membership interests of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

•Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•There must be maintained certain “separateness measures” that reinforce the legal and financial separation of Oncor and Oncor Holdings from their owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on Sempra or its affiliates pledging Oncor assets or membership interests for any entity other than Oncor; and

▪Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. See Note 3 for additional information regarding revenues.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also evaluate goodwill for impairment annually on October 1 and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

For our annual goodwill impairment testing, we have the option to first make a qualitative assessment of whether it is more likely than not that our enterprise fair value is less than our enterprise carrying amount before applying the quantitative goodwill impairment test. If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors and the overall financial performance. If, after assessing these qualitative factors, we determine that it is more-likely-than-not that our enterprise fair value is less than our enterprise carrying amount, then we perform a quantitative goodwill impairment test. If, after performing the quantitative goodwill impairment test, we determine that goodwill is impaired, we record the amount of goodwill impairment as the excess of carrying amount over fair value, not to exceed the carrying amount of goodwill.

In each of 2020, 2019 and 2018, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no quantitative goodwill impairment tests were required and no impairments were recognized.

Income Taxes

Oncor is a partnership for US federal income tax purposes. Our tax sharing agreement with Oncor and STH, as successor to EFH Corp., includes Texas Transmission. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify any interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 4.

Defined Benefit Pension Plans and Oncor OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and Oncor OPEB plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Costs of pension and Oncor OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 2 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are a principal component of taxes other than income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The interest portion of capitalized AFUDC is accounted for as a reduction to interest expense and the equity portion of capitalized AFUDC is accounted for as other income. See Note 13 for detail of amounts reducing interest expense and increasing other income.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and Oncor OPEB plans’ trusts (see Note 10) and long-term debt (see Note 6).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the net asset value (NAV) per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Derivative Instruments and Mark-to-Market Accounting

From time-to-time Oncor enters into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for cash flow hedge accounting are met. This recognition is referred to as “mark-to-market” accounting.

Changes in Accounting Standards

Topic 326, “Financial Instruments—Credit Losses” – In June 2016, the FASB issued ASU No. 2016-13, which changes how entities account for credit losses on receivables and certain other financial assets. The guidance requires use of a current expected credit loss model, which may result in earlier recognition of credit losses than under previous accounting standards. We adopted the new standard effective January 1, 2020. The adoption of the new standard did not have a material impact on our consolidated financial statements.

Topic 848, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” – In March 2020, the FASB issued ASU No. 2020-04, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.  ASU No. 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The standard allows entities to account for contract modifications as an event that does not require reassessment or remeasurement (i.e., as a continuation of the existing contract). Oncor’s Credit Facility uses LIBOR as a benchmark for establishing interest rates. Implementation has not had an impact on our consolidated financial statements. In the event Oncor modifies its Credit Facility related to the phase-out of LIBOR, we will evaluate the optional expedients and exceptions under the standard.

2.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of regulatory assets and liabilities and their remaining recovery periods as of December 31, 2020 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	At December 31,
	December 31, 2020	2020	2019

Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$672	$623
Employee retirement costs being amortized	7 years	227	262
Employee retirement costs incurred since the last rate review period (b)	To be determined	67	79
Self-insurance reserve (primarily storm recovery costs) being amortized	7 years	266	309
Self-insurance reserve incurred since the last rate review period (primarily storm related) (b)	To be determined	256	238
Debt reacquisition costs	Lives of related debt	25	29
Under-recovered AMS costs	7 years	149	170
Energy efficiency performance bonus (a)	1 year or less	14	9
Wholesale distribution substation service	To be determined	55	34
Unrecovered expenses related to COVID-19 (d)	To be determined	27	-
Other regulatory assets	Various	21	22
Total regulatory assets		1,779	1,775

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,262	1,178
Excess deferred taxes	Primarily over lives of related assets	1,508	1,574
Over-recovered wholesale transmission service expense (a)	1 year or less	52	30
Unamortized gain on reacquisition of debt	Lives of related debt	27	-
Other regulatory liabilities	Various	6	11
Total regulatory liabilities		2,855	2,793
Net regulatory assets (liabilities)		$(1,076)	$(1,018)
____________
(a)Not earning a return in the regulatory rate-setting process.
(b)Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(d)Includes $21 million incremental costs incurred resulting from the effects of the COVID-19 pandemic, including costs related to Oncor’s pandemic response plan and $6 million related to the COVID-19 Electricity Relief Program.

PUCT Project No. 50664 Issues Related to the State of Disaster for the Coronavirus Disease 2019

In March 2020, the PUCT issued an order in PUCT Project No. 50664, Issues Related to the State of Disaster for the Coronavirus Disease 2019, creating the COVID-19 Electricity Relief Program (COVID-19 ERP) to aid certain eligible residential customers unable to pay their electricity bills as a result of the COVID-19 pandemic impacts. Customer enrollment in the COVID-19 ERP closed on August 31, 2020, and financial assistance under the program was available to enrolled residential customers for electricity bills issued on or after March 26, 2020 through September 30, 2020. In connection with the COVID-19 ERP, the PUCT suspended service disconnections due to nonpayment for customers enrolled in the program through September 30, 2020.

To fund the COVID-19 ERP, the PUCT authorized a $0.33 per MWh surcharge to be collected by transmission and distribution utilities through rates and directed ERCOT to provide loans to those transmission and distribution utilities for the initial funding of the COVID-19 ERP. As a result, in April 2020 Oncor filed a tariff rider implementing the surcharge and received an unsecured loan from ERCOT in the principal amount of $7 million, which was repaid in December 2020. Surcharge collections were recorded as a regulatory liability until the funds were used. Surcharge collections could only be used to reimburse transmission and distribution utilities and REPs for eligible unpaid bills from residential customers enrolled in the COVID-19 ERP and to cover costs of a third-party administrator to administer the eligibility process. At December 31, 2020, Oncor had billed $32 million under the rider surcharge. Reimbursements paid by us pursuant to the COVID-19 ERP totaled $38 million through December 31, 2020 (including $18 million of reimbursements to Oncor for electricity delivery charges). As of February 9, 2021, Oncor had billed amounts under the tariff surcharge approximately equal to the reimbursements paid by us pursuant to the COVID-19 ERP and ceased billing the tariff rider surcharge.
The PUCT also authorized the transmission and distribution utilities to use a regulatory asset accounting mechanism and a subsequent process to seek future recovery of expenses resulting from the effects of the COVID-19 pandemic. Therefore, Oncor is recording incremental costs incurred by Oncor resulting from the effects of the COVID-19 pandemic, including costs relating to the implementation of Oncor’s pandemic response plan, as a regulatory asset. At December 31, 2020, Oncor recorded $21 million with respect to this regulatory asset. For more information on regulatory assets and liabilities, see Note 1.

InfraREIT Acquisition Approval (PUCT Docket No. 48929)

On May 9, 2019, the PUCT issued a final order in Docket No. 48929 approving the transactions contemplated by the InfraREIT Acquisition, including the SDTS-SU Asset Exchange, and Sempra’s acquisition of an indirect 50% ownership interest in Sharyland Holdings, L.P., the parent of Sharyland. For more information on these transactions, see Note 14.

Regulatory Status of the TCJA

The excess deferred tax related balances above are primarily the result of the TCJA corporate federal income tax rate reduction from 35% to 21%. These regulatory liabilities reflect Oncor’s obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate through reductions in Oncor’s tariffs.

In 2018, Oncor made filings to incorporate the impacts of the TCJA into Oncor’s tariffs, including the reduction in the corporate income tax rate from 35% to 21% and amortization of excess deferred federal income taxes. In September 2018, Oncor reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement included, on an annual basis, a $144 million decrease in Oncor’s revenue requirement related to the reduction of income tax expense currently in rates and a $75 million decrease related to amortization of excess deferred federal income taxes. Excess deferred federal income taxes are being refunded as required by the PUCT generally over the lives of the related assets.

The settlement rates were implemented on an interim basis during 2018 and were approved by the PUCT on April 4, 2019. During 2018, interim TCOS rates included refunds of excess deferred federal income taxes that were lower than the amount ultimately approved by the PUCT. Therefore, the PUCT approved in Docket 49160 an additional one time refund of $9 million, which was made in April and May of 2019.

AMS Final Reconciliation (PUCT Docket No. 49721)

On July 9, 2019, Oncor filed a request with the PUCT for a final reconciliation of Oncor’s AMS costs. Effective with the implementation of rates pursuant to the Docket No. 46957 rate review, Oncor ceased recovering AMS charges through a surcharge on November 26, 2017, and AMS costs are now being recovered through base rates. Oncor made the following requests in Oncor’s AMS reconciliation filing:

•a reconciliation of all costs incurred with the $87 million of revenues collected during the final period of the AMS surcharge from January 1, 2017 to November 26, 2017,
•a final PUCT determination of the net operating cost savings of $16 million from the final period of Oncor’s AMS deployment that were used to reduce the amount of costs that were ultimately recovered through Oncor’s AMS surcharge,
•authorization to add the under-recovery of the 2017 AMS costs from this reconciliation proceeding of $6 million to the existing AMS regulatory asset currently being recovered through base rates, and
•authorization to establish a regulatory asset to capture the costs associated with this reconciliation proceeding (if approved, Oncor would seek recovery of that regulatory asset in a future Oncor rate case).

On October 8, 2019, Oncor filed a joint motion to admit evidence and for approval of a joint proposed order that implements the requests detailed above, as agreed to by the PUCT staff and the Steering Committee of Cities. On December 16, 2019, the PUCT signed a Final Order approving Oncor’s requests as listed above.

We and Oncor are involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

3. REVENUES

General

Oncor’s revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the volumes delivered can be directly measured, Oncor revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. Oncor recognizes revenue in the amount that it has the right to invoice. Substantially all of Oncor’s revenues are from contracts with customers except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF and EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing Oncor to earn performance bonuses by exceeding PURA-mandated energy efficiency program targets. This incentive program and the related performance bonus revenues are considered an “alternative revenue program” under GAAP. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. In 2020 and 2019, the PUCT approved a $14 million and $9 million bonus that Oncor recognized in revenues in 2020 and 2019, respectively.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

	Year Ended December 31,
	2020	2019
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,156	$2,143
Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	803	681
Billed to REPs serving Oncor distribution customers, through TCRF	446	391
Total transmission base revenues	1,249	1,072
Other miscellaneous revenues	87	77
Total revenues contributing to earnings	3,492	3,292

Revenues collected for pass-through expenses:
TCRF – third-party wholesale transmission service	975	1,005
EECRF	44	50
Revenues collected for pass-through expenses	1,019	1,055

Total operating revenues	$4,511	$4,347

Customers

Oncor’s distribution customers consist of approximately 95 REPs and certain electric cooperatives in Oncor’s certificated service area. The consumers of the electricity Oncor delivers are free to choose their electricity supplier from REPs who compete for their business. Oncor’s transmission base revenues are collected from load serving entities benefitting from Oncor’s transmission system. Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of Oncor’s two largest customers collectively represented 25% and 18% of Oncor’s total operating revenues for the year ended 2020, 23% and 18% for the year ended 2019 and 23% and 19% for the year ended 2018. No other customer represented more than 10% of ours or Oncor’s total operating revenues.

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are recoverable as a regulatory asset.

Pass-through Expenses

Revenue equal to expenses that are allowed to be passed-through to customers (primarily third-party wholesale transmission service and energy efficiency program costs) are recognized at the time the expense is recognized. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

Lubbock Joint Project with LP&L

Oncor is currently involved in an estimated $400 million joint project with LP&L, with costs and resulting assets to ultimately be split by Oncor and LP&L, that involves the build out of transmission lines to join the City of Lubbock to the ERCOT market. Oncor is completing the construction, with LP&L reimbursing Oncor during the project for its portion of the construction costs. The LP&L related assets and a corresponding liability will remain on Oncor’s balance sheet until the end of the project when title to the LP&L portion of the assets transfers to LP&L. As a unique and nonrecurring construction project, the transfer of title will be accounted for as a sale of nonfinancial assets once construction is complete.

4. INCOME TAXES

Components of Deferred Income Taxes

The components of our deferred income taxes not attributable to noncontrolling interests are provided in the table below.

	At December 31,
	2020	2019

Deferred Tax Assets:
Section 704c income	$211	$199
Total	211	199
Deferred Tax Liabilities:
Partnership outside basis difference	85	85
Basis difference in partnership	1,438	1,337
Total	1,523	1,422
Deferred tax liability - net	$1,312	$1,223

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2020	2019	2018

Reported in operating expenses:
Current:
U.S. federal	$101	$69	$112
State	22	22	21
Deferred U.S. federal	27	49	21
Amortization of investment tax credits	(1)	(2)	(2)
Total reported in operating expenses	149	138	152
Reported in other income and deductions:
Current U.S. federal	(23)	(16)	(18)
Deferred U.S. federal	20	9	8
Total reported in other income and deductions	(3)	(7)	(10)
Total provision for income taxes	$146	$131	$142

Reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes:

	Year Ended December 31,
	2020	2019	2018

Income before income taxes	$849	$774	$662
Income taxes at the U.S. federal statutory rate of 21%	$178	$163	$139
Amortization of investment tax credits – net of deferred tax effect	(1)	(2)	(2)
Amortization of excess deferred taxes	(52)	(52)	(18)
Texas margin tax, net of federal tax benefit	18	17	17
Other	3	5	6
Income tax expense	$146	$131	$142
Effective rate	17.2%	16.9%	21.5%

At December 31, 2020, net amounts of $1.3 billion were reported in the balance sheets as accumulated deferred income taxes. At December 31, 2019, net amounts of $1.2 billion were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.4 billion related to our investment in Oncor in both years. Additionally, at December 31, 2020 and 2019, we have net deferred tax assets of $126 million and $114 million, respectively, related to our outside basis differences in Oncor and zero in both years related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

We had no uncertain tax positions in 2020, 2019 and 2018.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2020 and 2019. There were no amounts recorded related to interest and penalties in the years ended December 31, 2020, 2019 and 2018. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as accumulated deferred income taxes.

5.     SHORT-TERM BORROWINGS

    According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money. At December 31, 2020 and 2019, Oncor’s outstanding short-term borrowings under its CP Program and Credit Facility consisted of the following:

	At December 31,
	2020	2019
Total credit facility borrowing capacity	$2,000	$2,000
Commercial paper outstanding (a)	(70)	(46)
Credit facility outstanding (b)	-	-
Letters of credit outstanding (c)	(9)	(10)
Available unused credit	$1,921	$1,944
____________
(a)The weighted average interest rates for commercial paper were 0.17% and 1.84% at December 31, 2020 and December 31, 2019, respectively.
(b)At December 31, 2020, the applicable interest rate for any outstanding borrowings was LIBOR plus 1.25%.
(c)Interest rates on outstanding letters of credit at December 31, 2020 and December 31, 2019 were 1.45% and 1.20%, respectively, based on Oncor’s credit ratings.

CP Program

In March 2018, Oncor established the CP Program, under which it may issue CP Notes on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. The proceeds of CP Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from Oncor’s Credit Facility discussed below. Oncor may utilize either CP Program or the Credit Facility at their option, to meet funding needs.

Credit Facility

In November 2017, Oncor entered into a $2.0 billion unsecured Credit Facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. In November 2020, Oncor entered into an amendment to the Credit Facility that extended its maturity date for one year to November 2023. Oncor may request increases in its borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate, provided certain conditions are met, including lender approvals. The Credit Facility also gives Oncor the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals.

The Credit Facility contains terms pursuant to which the interest rates charged under the agreement may be adjusted depending on Oncor’s credit ratings. Borrowings under the Credit Facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread ranging from 1.125% to 1.750% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the greater of the federal funds effective rate or the overnight banking rate, plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.125% to 0.750% depending on credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.075% to 0.225% (such spread depending on certain credit ratings assigned to Oncor’s senior secured debt) of the daily unused commitments under the Credit Facility. Letter of credit fees on the stated amount of letters of credit issued under the Credit Facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2020, letters of credit bore interest at 1.45%, and a commitment fee (at a rate of 0.10% per annum) was payable on the unfunded commitments under the Credit Facility, each based on Oncor’s current credit ratings.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

6. LONG-TERM DEBT

According to our organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money. Oncor’s secured debt is secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information.      At December 31, 2020 and 2019, Oncor’s long-term debt consisted of the following:

	December 31,
	2020	2019

Fixed Rate Secured:
5.75% Senior Notes due September 30, 2020	$-	$126
8.50% Senior Notes, Series C, due December 30, 2020	-	14
4.10% Senior Notes, due June 1, 2022	400	400
7.00% Debentures due September 1, 2022	482	482
2.75% Senior Notes due June 1, 2024	500	500
2.95% Senior Notes due April 1, 2025	350	350
0.55% Senior Notes due October 1, 2025	450	-
3.86% Senior Notes, Series A, due December 3, 2025	174	174
3.86% Senior Notes, Series B, due January 14, 2026	38	38
3.70% Senior Notes due November 15, 2028	650	650
5.75% Senior Notes due March 15, 2029	318	318
7.25% Senior Notes, Series B, due December 30, 2029	-	36
2.75% Senior Notes due May 15, 2030	400	-
6.47% Senior Notes, Series A, due September 30, 2030	-	83
7.00% Senior Notes due May 1, 2032	494	500
7.25% Senior Notes due January 15, 2033	323	350
7.50% Senior Notes due September 1, 2038	300	300
5.25% Senior Notes due September 30, 2040	475	475
4.55% Senior Notes due December 1, 2041	400	400
5.30% Senior Notes due June 1, 2042	348	500
3.75% Senior Notes due April 1, 2045	550	550
3.80% Senior Notes due September 30, 2047	325	325
4.10% Senior Notes due November 15, 2048	450	450
3.80% Senior Notes, due June 1, 2049	500	500
3.10% Senior Notes, due September 15, 2049	700	700
3.70% Senior Notes due May 15, 2050	400	-
5.35% Senior Notes due October 1, 2052	300	-
Secured long-term debt	9,327	8,221
Variable Rate Unsecured:
Term loan credit agreement maturing October 6, 2020	-	460
Total long-term debt	9,327	8,681
Unamortized discount and debt issuance costs	(98)	(56)
Less amount due currently	-	(608)
Long-term debt, less amounts due currently	$9,229	$8,017

Long-Term Debt-Related Activity in 2020

Senior Secured Notes

2030 Notes and 2050 Notes Issuances

On March 20, 2020, Oncor completed a sale of $400 million aggregate principal amount of 2.75% Senior Secured Notes due May 15, 2030 (2030 Notes) and $400 million aggregate principal amount of 3.70% Senior Secured Notes due May 15, 2050 (2050 Notes). Oncor used the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $790 million from the sale of the 2030 Notes and 2050 Notes for general corporate purposes, including the repayment of short-term and long-term debt.

The 2030 and 2050 Notes were issued pursuant to the provisions of an Indenture, dated as of August 1, 2002, between Oncor and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York) (as amended and supplemented, the Indenture). The 2030 Notes and the 2050 Notes each constitute a separate series of notes under the Indenture, but will be treated together with Oncor’s other outstanding debt securities issued under the Indenture for amendments and waivers and for taking certain other actions.

The 2030 Notes bear interest at a rate of 2.75% per annum and mature on May 15, 2030. The 2050 Notes bear interest at a rate of 3.70% per annum and mature on May 15, 2050. Interest on the 2030 Notes and 2050 Notes is payable in cash semiannually in arrears on May 15 and November 15 of each year, and the first interest payment was due on November 15, 2020. Prior to February 15, 2030, in the case of the 2030 Notes and November 15, 2049, in the case of the 2050 Notes, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after February 15, 2030, in the case of the 2030 Notes and November 15, 2049, in the case of the 2050 Notes, Oncor may redeem such Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such Notes, plus accrued and unpaid interest.

The 2030 Notes and 2050 Notes were issued in a private placement and were not registered under the Securities Act. In August 2020, Oncor completed an offering with the holders of the 2030 Notes and 2050 Notes to exchange their respective notes for notes that have terms identical in all material respects to the 2030 Notes and 2050 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in July 2020.

Debt Exchange and 2052 Notes Issuance

On September 23, 2020, Oncor issued $300 million aggregate principal amount of 5.35% Senior Secured Notes due 2052 (the 2052 Notes) in exchange for a like aggregate principal amount of certain of Oncor’s existing senior secured debt, consisting of (i) $35 million aggregate principal amount of Oncor’s 7.25% Senior Notes, Series B, due December 30, 2029 (Series B Notes), (ii) $80 million aggregate principal amount of Oncor’s 6.47% Senior Notes, Series A, due September 30, 2030 (Series A Notes), (iii) $6 million aggregate principal amount of Oncor’s 7.00% Senior Secured Notes due May 1, 2032, (iv) $27 million aggregate principal amount of Oncor’s 7.25% Senior Secured Notes due January 15, 2033, and (v) $152 million aggregate principal amount of Oncor’s 5.30% Senior Secured Notes due June 1, 2042. Oncor received no proceeds from the exchange.
The 2052 Notes were issued pursuant to the provisions of the Indenture. The 2052 Notes constitute a separate series of notes under the Indenture, but will be treated together with Oncor’s other outstanding debt securities issued under the Indenture for amendments and waivers and for taking certain other actions.

The 2052 Notes bear interest at a rate of 5.35% per annum and mature on October 1, 2052. Interest on the 2052 Notes is payable in cash semi-annually in arrears on April 1 and October 1 of each year, and the first interest payment is due on April 1, 2021. Prior to April 1, 2052, Oncor may redeem the 2052 Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after April 1, 2052, Oncor may redeem the 2052 Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such 2052 Notes, plus accrued and unpaid interest.

The 2052 Notes were issued in a private placement and were not registered under the Securities Act.  Oncor has agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the 2052 Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of Oncor’s offer to exchange freely tradable exchange notes for the 2052 Notes.  Oncor has agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the 2052 Notes.  If a registration statement for the exchange offer is not declared effective by the SEC within 270 days after the issue date of the 2052 Notes or the exchange offer is not completed within 315 days after the issue date of the 2052 Notes (an exchange default), then the annual interest rate of the 2052 Notes will increase 50 basis points per annum until the earlier of the expiration of the exchange default or the second anniversary of the issue date of the 2052 Notes.

2025 Notes Issuance

On September 28, 2020, Oncor issued $450 million aggregate principal amount of 0.55% Senior Secured Notes due 2025 (the 2025 Notes). Oncor intends to use the proceeds (net of the initial purchasers’ discount, fees and expenses) of approximately $443 million from the sale of the 2025 Notes to finance or refinance, in whole or in part, eligible projects consisting of investments in or expenditures with minority- and women-owned business suppliers pursuant to Oncor’s sustainable bond framework. The net proceeds may be temporarily invested in cash, cash equivalents and/or U.S. government securities in accordance with Oncor’s cash management policies or used to repay certain other indebtedness, or both.

The 2025 Notes were issued pursuant to the provisions of the Indenture. The 2025 Notes constitute a separate series of notes under the Indenture, but will be treated together with Oncor’s other outstanding debt securities issued under the Indenture for amendments and waivers and for taking certain other actions.
The 2025 Notes bear interest at a rate of 0.55% per annum and mature on October 1, 2025. Interest on the 2025 Notes is payable in cash semi-annually in arrears on April 1 and October 1 of each year, and the first interest payment is due on April 1, 2021. Prior to September 1, 2025, Oncor may redeem the 2025 Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after September 1, 2025, Oncor may redeem the 2025 Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes, plus accrued and unpaid interest.

The 2025 Notes were issued in a private placement and were not registered under the Securities Act.  Oncor has agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the 2025 Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of Oncor’s offer to exchange freely tradable exchange notes for the 2025 Notes.  Oncor has agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the 2025 Notes.  If a registration statement for the exchange offer is not declared effective by the SEC within 270 days after the issue date of the 2025 Notes or the exchange offer is not completed within 315 days after the issue date of the 2025 Notes (an exchange default), then the annual interest rate of the 2025 Notes will increase 50 basis points per annum until the earlier of the expiration of the exchange default or the second anniversary of the issue date of the 2025 Notes.

January 2020 Term Loan Credit Agreement

On January 28, 2020, Oncor entered into a $450 million unsecured term loan credit agreement that had a maturity date of June 1, 2021 (January 2020 Term Loan Credit Agreement). Oncor borrowed an aggregate of $450 million under the January 2020 Term Loan Credit Agreement, consisting of $163 million on January 29, 2020, $55 million on February 28, 2020 and $232 million on March 17, 2020. The proceeds from each borrowing were used for general corporate purposes, including the repayment of notes outstanding under Oncor’s CP Program. Loans under the January 2020 Term Loan Credit Agreement bore interest at per annum rates equal to LIBOR plus 0.50%. On December 23, 2020, Oncor repaid all outstanding borrowings under the January 2020 Term Loan Credit Agreement, and as a result it is no longer in effect.

March 2020 Term Loan Credit Agreement

On March 23, 2020, Oncor entered into an unsecured term loan credit agreement (March 2020 Term Loan Credit Agreement) with a commitment equal to an aggregate principal amount of $350 million. Oncor entered into an amendment to the March 2020 Term Loan Credit Agreement in June 2020. As amended, the March 2020 Term Loan Credit Agreement had a maturity date of June 30, 2021 and provided for loans to bear interest at per annum rates equal to LIBOR plus 0.95%. Oncor borrowed an aggregate of $110 million under the March 2020 Term Loan Credit Agreement, consisting of $15 million and $95 million on June 30, 2020 and July 31, 2020, respectively. The proceeds from each borrowing were used for general corporate purposes, including the repayment of notes outstanding under Oncor’s CP Program. On September 28, 2020, Oncor repaid all outstanding borrowings under the March 2020 Term Loan Credit Agreement, and as a result it is no longer in effect.

Interest Rate Hedge Transactions

In February and March of 2020, Oncor entered into interest rate hedge transactions hedging the variability of benchmark bond rates used to determine interest rates on anticipated issuances of ten-year and thirty-year senior secured notes. The hedges were terminated in March 2020 upon Oncor’s issuance of the 2030 Notes and 2050 Notes. Oncor recognized a $29 million ($23 million after-tax) loss related to the fair value of the hedge transactions in accumulated other comprehensive loss. Oncor expects approximately $4 million of the amount reported in accumulated other comprehensive loss at December 31, 2020 related to interest rate hedges to be reclassified into net income as an increase to interest expense within the next 12 months, including $2 million from the current year transactions.

Debt Repayments

Repayments of long-term debt during the year ended December 31, 2020 included $14 million principal amount of Oncor’s 8.50% Senior Secured Notes, Series C, due December 30, 2020 (Series C Notes), $126 million aggregate principal amount of Oncor’s 5.75% Senior Secured Notes due September 30, 2020, $110 million principal amount borrowed under the March 2020 Term Loan Credit Agreement, $450 million principal amount borrowed under the January 2020 Term Loan Credit Agreement, $460 million principal amount borrowed under a term loan credit agreement entered into in September 2019 (2019 Term Loan Credit Agreement) and $5 million principal amount of the quarterly amortizing debt for Oncor’s Series A Notes, Series B Notes, and Series C Notes. The Series A Notes, Series B Notes, and Series C Notes were issued pursuant to a note purchase agreement, dated as of May 3, 2019. As a result of the September 2020 senior secured notes exchange, in which all of the outstanding Series A Notes and Series B Notes were exchanged for a like principal amount of 2052 Notes, and the December 30, 2020 repayment of the Series C Notes upon maturity, no notes remain outstanding under that note purchase agreement. The $460 million principal amount repaid under the 2019 Term Loan Credit Agreement, the $450 million principal amount repaid under the January 2020 Term Loan Credit Agreement and the $110 million principal amount repaid under the March 2020 Term Loan Credit Agreement constituted all amounts outstanding under those respective agreements, and as a result of those repayments, the 2019 Term Loan Credit Agreement, January 2020 Term Loan Credit Agreement and March 2020 Term Loan Credit Agreement are no longer in effect.

Deed of Trust

Oncor’s secured debt is secured equally and ratably by a first priority lien on certain Oncor transmission and distribution assets. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2020, the amount of available bond credits was $2.115 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $3.328 billion.

Borrowings under the CP Program, the Credit Facility and term loan credit agreements are not secured.

Maturities

Oncor’s long-term debt maturities at December 31, 2020, are as follows:

Year	Amount
2021	$-
2022	882
2023	-
2024	500
2025	974
Thereafter	6,971
Unamortized discount and debt issuance costs	(98)
Total	$9,229

Fair Value of Long-Term Debt

At December 31, 2020 and 2019, the estimated fair value of long-term debt (including current maturities) totaled $11.638 billion and $10.003 billion, respectively, and the carrying amount totaled $9.229 billion and $8.625 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

7.    COMMITMENTS AND CONTINGENCIES

Leases

General

A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As lessee, Oncor’s leased assets primarily consist of Oncor’s vehicle fleet and real estate leased for company offices and service centers. Oncor’s leases are accounted for as operating leases for both GAAP and rate-making purposes. Oncor generally recognizes operating lease costs on a straight-line basis over the lease term in operating expenses. We or Oncor are not a lessor to any material lease contracts.

As of the lease commencement date, Oncor recognizes a lease liability for Oncor’s obligation to make lease payments, which is initially measured at present value using Oncor’s incremental borrowing rate at the date of lease commencement, unless the rate implicit in the lease is readily determinable. Oncor determines its incremental borrowing rate based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. Oncor also records a ROU asset for its right to use the underlying asset, which is initially equal to the lease liability and adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs.

Some of Oncor’s lease agreements contain nonlease components, which represent items or activities that transfer a good or service. Oncor separates lease components from nonlease components, if any, for Oncor’s fleet vehicle and real estate leases for purposes of calculating the related lease liability and ROU asset.

Certain of Oncor’s leases include options to extend the lease terms for up to 20 years, while others include options to terminate early. Oncor’s lease liabilities and ROU assets are based on lease terms that may include such options to extend or terminate the lease when it is reasonably certain that Oncor will exercise that option.

Short-term Leases

Some of Oncor’s contracts are short-term leases, which have a lease term of 12 months or less at lease commencement. As allowed by GAAP, we and Oncor do not recognize a lease liability or ROU asset arising from short-term leases for all existing classes of underlying assets. We and Oncor recognize short-term lease costs on a straight-line basis over the lease term.

Lease Obligations, Lease Costs and Other Supplemental Data

The following tables summarize lease information on the consolidated balance sheet at December 31, 2020 and 2019.

	At December 31,
	2020	2019
Operating Leases:
ROU assets:
Operating lease ROU, third-party joint project and other assets	$132	$92

Lease liabilities:
Operating lease and other current liabilities	$29	$26
Operating lease, third-party joint project and other obligations	124	66
Total operating lease liabilities	$153	$92

Weighted-average remaining lease term (in years)	7	4
Weighted-average discount rate	2.8%	3.3%

The components of lease costs and cash paid for amounts included in the measurement of lease liabilities in 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Operating lease cost:
Operating lease costs (including amounts allocated to property, plant and equipment)	$42	$40
Short-term lease costs	10	34
Total operating lease costs	$52	$74

Operating lease payments:
Cash paid for amounts included in the measurement of lease liabilities	$35	$32

The table below presents the maturity analysis of lease liabilities and reconciliation to the present value of lease liabilities:

Year	Amount
2021	$33
2022	30
2023	23
2024	17
2025	9
Thereafter	58
Total undiscounted lease payments	170
Less imputed interest	(17)
Total operating lease obligations	$153

Capital Expenditures

As part of the Sempra Acquisition, Oncor has committed to make minimum aggregate capital expenditures equal to at least $7.5 billion over the five year period ending December 31, 2022. Oncor’s capital expenditures from January 1, 2018 to December 31, 2020 totaled $6.4 billion.

Energy Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The requirement for the year 2021 is $52 million which is recoverable in rates.

Legal/Regulatory Proceedings

We and Oncor are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

At December 31, 2020, approximately 17% of Oncor’s full time employees were represented by a labor union and covered by a collective bargaining agreement that expires in October 2022.
Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and
•the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

We have not identified any significant potential environmental liabilities at this time.

8. MEMBERSHIP INTERESTS - ONCOR HOLDINGS

Cash Contributions

On February 16, 2021, Oncor Holdings received cash capital contributions from its member totaling $50 million. During 2020, Oncor Holdings received the following capital cash contributions from its member, each of which it subsequently contributed to Oncor.

Received	Amount
December 23, 2020	$290
December 22, 2020	70
October 27, 2020	62
July 28, 2020	70
April 27, 2020	70
February 18, 2020	70
$632

Cash Distributions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet the respective company’s expected future requirements.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including any finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

The PUCT order issued in the Sempra Acquisition and each of our and Oncor’s limited liability company agreements set forth various restrictions on distributions to members. Among those restrictions is the commitment that Oncor will make no distributions that would cause Oncor to exceed the PUCT’s authorized debt-to-equity ratio. Oncor’s current authorized regulatory capital structure is 57.5% debt to 42.5% equity. The distribution restrictions also include the ability of Oncor’s board, a majority of the Disinterested Directors, or either of the two member directors designated by Texas Transmission to limit distributions to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment). At December 31, 2020, Oncor’s regulatory capitalization was 52.8% debt to 47.2% equity, and as a result Oncor had $1.426 billion available to distribute to its members.

On February 17, 2021, our board of directors declared a cash distribution of $77 million, which was paid to our member on February 18, 2021. During 2020, our board of directors declared, and we paid, the following cash distributions to our member:

Declaration Date	Payment Date	Amount
October 28, 2020	October 29, 2020	$66
July 29, 2020	July 30, 2020	74
April 29, 2020	April 30, 2020	73
February 19, 2020	February 20, 2020	73
		$286

During 2019, our board of directors declared, and we paid, the following cash distributions to our member:

Declaration Date	Payment Date	Amount
October 29, 2019	October 31, 2019	$85
July 30, 2019	July 31, 2019	53
May 1, 2019	May 2, 2019	54
February 20, 2019	February 22, 2019	54
		$246

Accumulated Other Comprehensive Income (Loss) (AOCI) - Oncor Holdings

The following table presents the changes to AOCI attributable to Oncor Holdings for the years ended December 31, 2020, 2019 and 2018 net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2017	$(14)	$(67)	$(81)
Defined benefit pension plans	-	(13)	(13)
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	-	2
Balance at December 31, 2018	$(12)	$(80)	$(92)
Defined benefit pension plans	-	17	17
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	1	-	1
ASU 2018-02 stranded tax effects	(4)	(14)	(18)
Balance at December 31, 2019	$(15)	$(77)	$(92)
Defined benefit pension plans	-	6	6
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	(16)	-	(16)
Balance at December 31, 2020	$(31)	$(71)	$(102)

9.     NONCONTROLLING INTERESTS

At December 31, 2020, Oncor’s ownership was 80.25% held by us and 19.75% held by Texas Transmission. The book value of the noncontrolling interests exceeds its ownership percentage due to the portion of Oncor’s deferred taxes not attributable to the noncontrolling interests.

10.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of certain EFH Corp./Vistra active and retired employees for periods prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, Oncor entered into an agreement with a predecessor of EFH Corp. whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. Oncor subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to the agreement with the Vistra affiliate, Oncor sponsors an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2020 and 2019, Oncor had recorded regulatory assets totaling $966 million and $964 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

Oncor sponsors the Oncor Retirement Plan and also has liabilities related to the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. The weighted-average interest crediting rate assumption for the Cash Balance Formula was 3.0% for 2020. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is Oncor’s policy to fund its plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also has the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

At December 31, 2020, the pension plans’ projected benefit obligation included a net actuarial loss of $302 million for 2020 due primarily to a decrease in the discount rate.  Actual returns on the plans’ assets in 2020 were more than the expected return on assets by $241 million.  Oncor expects the pension plans’ amortizations of net actuarial losses to be $52 million in 2021.

OPEB Plans

Oncor currently sponsors two OPEB Plans. One plan covers Oncor’s eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, Oncor established a second plan to cover eligible retirees of Oncor and EFH Corp./Vistra whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees.

Oncor’s contribution policy for the OPEB Plans is to place in irrevocable external trusts dedicated to the payment of OPEB expenses an amount at least equal to the OPEB expense recovered in rates.

At December 31, 2020, the Oncor OPEB Plans’ projected benefit obligation included a net actuarial loss of $20 million for 2020, including $65 million gain associated with mortality assumption changes, and updates to health care claims and trend assumptions, offset by a loss of $85 million due to a decrease in the discount rate. Actual returns on Oncor OPEB Plans’ assets in 2020 were more than the expected return on assets by $7 million. Oncor expects its OPEB Plans’ amortizations of net actuarial losses to increase by $8 million in 2021 reflecting these changes.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s obligations with respect to the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above. Oncor’s net costs related to pension and Oncor OPEB Plans were comprised of the following:

	Year Ended December 31,
	2020	2019	2018

Pension costs	$71	$63	$77
OPEB costs	19	41	70
Total benefit costs	90	104	147
Less amounts recognized principally as property or a regulatory asset	(13)	(27)	(69)
Net amounts recognized as operation and maintenance expense or other deductions	$77	$77	$78

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2020, 2019 and 2018 measurement dates:

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2020	2019	2018	2020	2019	2018

Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	3.13%	4.18%	3.54%	3.29%	4.41%	3.73%
Expected return on plan assets	4.94%	5.42%	5.11%	5.90%	6.19%	6.20%
Rate of compensation increase	4.64%	4.53%	4.46%	-	-	-

Components of Net Pension and OPEB Costs:
Service cost	$29	$25	$27	$6	$6	$8
Interest cost	103	128	121	32	43	44
Expected return on assets	(109)	(119)	(120)	(8)	(7)	(9)
Amortization of prior service cost (credit)	-	-	-	(20)	(20)	(30)
Amortization of net loss	48	29	49	10	19	57
Curtailment cost (credit)	-	-	-	(1)	-	-
Net periodic pension and OPEB costs	$71	$63	$77	$19	$41	$70

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Curtailment	$-	$-	$-	$2	$-	$-
Net loss (gain)	61	-	67	14	(22)	(177)
Amortization of net loss	(48)	(29)	(49)	(10)	(19)	(57)
Amortization of prior service (cost) credit	-	-	-	20	20	30
Total recognized as regulatory assets or other comprehensive income	13	(29)	18	26	(21)	(204)
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$84	$34	$95	$45	$20	$(134)

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2020	2019	2018	2020	2019	2018

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	2.40%	3.13%	4.18%	2.58%	3.29%	4.41%
Rate of compensation increase	4.80%	4.64%	4.53%	-	-	-

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,400	$3,162	$999	$1,006
Service cost	29	25	6	6
Interest cost	103	128	32	43
Participant contributions	-	-	18	19
Actuarial loss (gain)	302	367	20	(5)
Benefits paid	(165)	(164)	(63)	(70)
Curtailment	-	-	1	-
Settlements	(73)	(118)	-	-
Projected benefit obligation at end of year	$3,596	$3,400	$1,013	$999
Accumulated benefit obligation at end of year	$3,433	$3,283	$-	$-

Change in Plan Assets:
Fair value of assets at beginning of year	$2,494	$2,249	$141	$132
Actual return on assets	350	486	14	25
Employer contributions	134	41	35	35
Participant contributions	-	-	18	19
Benefits paid	(165)	(164)	(63)	(70)
Settlements	(73)	(118)	-	-
Fair value of assets at end of year	$2,740	$2,494	$145	$141

Funded Status:
Projected benefit obligation at end of year	$(3,596)	$(3,400)	$(1,013)	$(999)
Fair value of assets at end of year	2,740	2,494	145	141
Funded status at end of year	$(856)	$(906)	$(868)	$(858)

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(5)	$(5)	$(14)	$(15)
Other noncurrent liabilities	(863)	(901)	(854)	(843)
Net liability recognized	$(868)	$(906)	$(868)	$(858)
Assets:
Other noncurrent assets	$12	$-	$-	$-
Regulatory assets:
Net loss	556	531	132	129
Prior service credit	-	-	(16)	(37)
Net regulatory assets recognized	556	531	116	92
Net assets recognized	$568	$531	$116	$92
Accumulated other comprehensive net loss	$108	$120	$3	$1

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2020	2019

Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	6.90%	7.20%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2029	2029

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	7.80%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2030	2029

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2020	2019
Pension Plans with PBO and ABO in Excess of Plan Assets (a):
Projected benefit obligations	$3,596	$3,400
Accumulated benefit obligations	3,433	3,283
Plan assets	2,740	2,494
_________
(a)PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan are included. Oncor’s obligations with respect to the Vistra Retirement Plan are overfunded. As of December 31, 2020, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $196 million, $194 million and $208 million, respectively. As of December 31, 2019, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $187 million, $184 million and $197 million, respectively.

The following table provides information regarding OPEB plans with accumulated projected benefit obligations (APBO) in excess of the fair value of plan assets.

	At December 31,
	2020	2019
OPEB Plans with APBO in Excess of Plan Assets
Accumulated postretirement benefit obligations	$1,013	$999
Plan assets	145	141

Pension and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 25% of total investments at December 31, 2020.

The target asset allocation ranges of the pension plan’s investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable

International equities	13% - 21%	6% - 12%
U.S. equities	16% - 24%	8% - 14%
Real estate	3% - 7%	-
Credit strategies	5% - 10%	5% - 9%
Fixed income	45% - 55%	68% - 78%

The investment objective for the Oncor OPEB Plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2020 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans’ Assets

At December 31, 2020 and 2019, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2020
	Level 1	Level 2	Level 3	Total

Asset Category
Equity securities:
U.S.	$220	$1	$-	$221
International	330	1	-	331
Fixed income securities:
Corporate bonds (a)	-	910	-	910
U.S. Treasuries	-	46	-	46
Other (b)	-	57	-	57
Total assets in the fair value hierarchy	$550	$1,015	$-	1,565
Total assets measured at net asset value (c)				1,175
Total fair value of plan assets				$2,740

	At December 31, 2019
	Level 1	Level 2	Level 3	Total

Asset Category
Equity securities:
U.S.	$194	$2	$-	$196
International	290	1	-	291
Fixed income securities:
Corporate bonds (a)	-	908	-	908
U.S. Treasuries	-	147	-	147
Other (b)	-	63	-	63
Real estate	-	-	3	3
Total assets in the fair value hierarchy	$484	$1,121	$3	1,608
Total assets measured at net asset value (c)				886
Total fair value of plan assets				$2,494
_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)    Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Fair Value Measurement of Oncor OPEB Plans’ Assets

At December 31, 2020 and 2019, the Oncor OPEB Plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2020
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$9	$-	$-	$9
Equity securities:
U.S.	24	-	-	24
International	25	-	-	25
Fixed income securities:
Corporate bonds (a)	-	34	-	34
U.S. Treasuries	-	1	-	1
Other (b)	19	3	-	22
Total assets in the fair value hierarchy	$77	$38	$-	115
Total assets measured at net asset value (c)				30
Total fair value of plan assets				$145

	At December 31, 2019
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$6	$-	$-	$6
Equity securities:
U.S.	24	-	-	24
International	28	-	-	28
Fixed income securities:
Corporate bonds (a)	-	31	-	31
U.S. Treasuries	-	3	-	3
Other (b)	22	2	-	24
Total assets in the fair value hierarchy	$80	$36	$-	116
Total assets measured at net asset value (c)				25
Total fair value of plan assets				$141
_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of diversified bond mutual funds.
(c)    Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		Oncor OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return

International equity securities	7.58%	401(h) accounts	5.59%
U.S. equity securities	6.50%	Life insurance VEBA	5.10%
Real estate	5.60%	Union VEBA	5.10%
Credit strategies	3.90%	Non-union VEBA	1.10%
Fixed income securities	2.32%	Shared retiree VEBA	1.10%
Weighted average (a)	4.57%	Weighted average	5.24%
_____________
(a)    The 2021 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 3.75%, and for Oncor’s obligations with respect to the Vistra Retirement Plan is 4.20%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2020, Oncor selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2020 consisted of 862 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For Oncor’s obligations with respect to the Vistra Retirement Plan and the Oncor OPEB Plans at December 31, 2020, Oncor selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2020 consisted of 305 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Pension and Oncor OPEB Plans Cash Contributions

Oncor’s contributions to the benefit plans were as follows:

	Year Ended December 31,
	2020	2019	2018

Pension plans contributions	$134	$41	$82
Oncor OPEB Plans contributions	35	35	41
Total contributions	$169	$76	$123

Oncor’s funding for the pension plans and the Oncor OPEB Plans is expected to total $24 million and $35 million, respectively in 2021 and approximately $560 million and $176 million, respectively, in the five-year period 2021 to 2025.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2021	2022	2023	2024	2025	2026-30

Pension plans	$186	$189	$192	$195	$197	$975
Oncor OPEB Plans	$49	$51	$52	$53	$54	$271

Thrift Plan

Oncor’s employees are eligible to participate in a qualified savings plan, the Oncor Thrift Plan, which is a participant-directed defined contribution plan subject to the provisions of ERISA and intended to qualify under Section 401(a) of the Code, and to meet the requirements of Code Sections 401(k) and 401(m). Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Oncor Thrift Plan totaled $23 million, $20 million and $19 million for the years ended December 31, 2020, 2019 and 2018, respectively.

11.    STOCK-BASED COMPENSATION

Oncor currently does not offer stock-based compensation to its employees or directors. In 2008 and 2009, Oncor established the stock appreciation rights (SARs) plans under which certain of its executive officers, key employees and non-employee members of Oncor’s board of directors were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, Oncor accepted the early exercise for cash payments of all outstanding SARs (both vested and unvested) issued to date pursuant to both SARs plans. As part of the 2012 early exercise of SARs Oncor began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the occurrence of an event triggering SAR exercisability. As a result of the Sempra Acquisition, the dividend and interest accounts were distributed in 2018, totaling $15 million. For accounting purposes, the liability was discounted based on an employee’s or director’s expected retirement date. Oncor recognized $4 million in accretion and interest with respect to such dividend and interest accounts in 2018. No SARs liability remained at December 31, 2020 and 2019.

12.     RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters.

•We are a member of Sempra’s federal consolidated tax group and therefore Sempra’s federal consolidated income tax return includes our results. Included in our results as reported in Sempra’s federal consolidated tax return is our portion of Oncor’s taxable income. Under the terms of a tax sharing agreement, we are obligated to make payments to STH in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission, pro rata in accordance with its respective membership interest in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. STH also includes Oncor’s results in its combined Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to STH Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) STH related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,	At December 31,
	2020	2019

Federal income taxes payable (receivable)	$(14)	$(4)
Texas margin tax payable	23	22
Total payable (receivable)	$9	$18

Cash payments made to (received from) Sempra related to income taxes consisted of the following:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	STH	STH	STH	EFH Corp.	Total

Federal income taxes	$70	$54	$77	$(19)	$58
Texas margin tax	22	22	21	-	21
Total payments (receipts)	$92	$76	$98	$(19)	$79

•As of March 8, 2018, approximately 16% of the equity in an existing vendor of the company was owned by a member of the Sponsor Group. As a result of the Sempra Acquisition, the Sponsor Group ceased to be a related party as of March 9, 2018. During 2018, this vendor performed transmission and distribution system construction and maintenance services for Oncor. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $35 million for the year-to-date period ended March 8, 2018, of which approximately $33 million was capitalized and $2 million was recorded as an operation and maintenance expense.

•Sempra acquired an indirect 50% interest in Sharyland Holdings, L.P., the parent of Sharyland, in the Sempra-Sharyland Transaction. As a result of the Sempra-Sharyland Transaction, Sharyland is now Oncor’s affiliate for purposes of PUCT rules. Pursuant to the PUCT order in Docket No. 48929 approving the InfraREIT Acquisition, upon closing of the InfraREIT Acquisition Oncor entered into an operation agreement pursuant to which Oncor will provide certain operations services to Sharyland at cost with no markup or profit. Sharyland provided wholesale transmission service to Oncor in the amount of $13 million and $9 million in the year ended December 31, 2020 and in the period between the May 16, 2019 InfraREIT Acquisition date through December 31, 2019, respectively. Oncor provided substation monitoring and switching service to Sharyland in the amount of $629,000 and $303,000 in the year ended December 31, 2020 and in the period between the May 16, 2019 InfraREIT Acquisition date through December 31, 2019, respectively.

•Oncor paid Sempra $119,000 and $109,000 for the years ended December 31, 2020 and 2019, respectively for tax work.

See Note 8 for information regarding distributions to member.

13. SUPPLEMENTARY FINANCIAL INFORMATION

Other Deductions and (Income)

	Year Ended December 31,
	2020	2019	2018

Professional fees	$6	$10	$12
Sempra Acquisition related costs	-	-	12
InfraREIT Acquisition related costs	-	9	-
Recoverable Pension and OPEB - non-service costs	55	57	53
Non-recoverable pension and OPEB	4	4	6
AFUDC equity income	(29)	(10)	-
Interest income	(4)	(5)	(1)
Other	1	(2)	2
Total other deductions and (income) - net	$33	$63	$84

Interest Expense and Related Charges

	Year Ended December 31,
	2020	2019	2018

Interest	$413	$382	$358
Amortization of debt issuance costs and discounts	11	9	6
Less AFUDC – capitalized interest portion	(19)	(16)	(13)
Total interest expense and related charges	$405	$375	$351

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2020	2019

Gross trade accounts and other receivables	$767	$666
Allowance for uncollectible accounts	(7)	(5)
Trade accounts receivable – net	$760	$661

At December 31, 2020, REP subsidiaries of two of Oncor’s largest customers represented 21% and 15% of the trade accounts receivable balance and no other customers represented 10% or more of the trade accounts receivable balance. At December 31, 2019, REP subsidiaries of two of Oncor’s largest customers represented 15% and 11% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2020	2019

Assets related to employee benefit plans	$124	$119
Land	16	12
Other	2	2
Total investments and other property	$142	$133

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2020 and 2019, the face amount of these policies totaled $181 million and $172 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $97 million and $95 million at December 31, 2020 and 2019, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2020	2020	2019
Assets in service:
Distribution	2.5% / 39.4 years	$14,937	$14,007
Transmission	2.9% / 34.8 years	12,156	11,094
Other assets	6.7% / 14.9 years	1,855	1,648
Total		28,948	26,749
Less accumulated depreciation		8,336	7,986
Net of accumulated depreciation		20,612	18,763
Construction work in progress		593	585
Held for future use		20	22
Property, plant and equipment – net		$21,225	$19,370

Depreciation expense as a percent of average depreciable property approximated 2.7%, 2.7% and 2.8% for the years ended December 31, 2020, 2019 and 2018, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2020			At December 31, 2019
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$623	$112	$511	$575	$107	$468
Capitalized software	1,027	484	543	933	430	503
Total	$1,650	$596	$1,054	$1,508	$537	$971

Aggregate amortization expense for intangible assets totaled $62 million, $52 million and $50 million for the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020, the weighted average remaining useful lives of capitalized land easements and software were 84 years and 9 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense

2021	$68
2022	68
2023	68
2024	67
2025	67

Goodwill totaling $4.628 billion was reported on our balance sheet at both December 31, 2020 and 2019. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Operating Lease, Third-Party Joint Project and Other Obligations

Operating lease, third-party joint project and other obligations reported on our balance sheet consisted of the following:

	At December 31,
	2020	2019

Liabilities related to tax sharing agreement with noncontrolling interest	$102	$112
Operating lease liabilities (Notes 1 and 7)	124	66
Investment tax credits	5	6
Third-party joint project obligation (Note 1) (a)	100	4
Other	76	70
Total operating lease, third-party joint project and other obligations	$407	$258
___________
(a)Oncor is currently involved in a joint project with LP&L. See Note 3 for more information.

Supplemental Cash Flow Information

	Year Ended December 31,
	2020	2019	2018

Cash payments related to:
Interest	$406	$368	$368
Less capitalized interest	(19)	(16)	(13)
Interest payments (net of amounts capitalized)	$387	$352	$355

Income taxes:
Federal	$87	$65	$68
State	22	22	21
Total payments (refunds) of income taxes	$109	$87	$89

Noncash increase in operating lease obligation for ROU assets	$72	$38	$-

Noncash investing and financing activity:
Acquisition (a):
Assets acquired	$-	$2,547	$-
Liabilities assumed	-	(1,223)	-
Cash paid	$-	$1,324	$-

Debt exchange (b):
Debt issued in debt exchange offering	$300	$-	$-
Debt exchanged in debt exchange offering	(300)	-	-
	$-	$-	$-

Noncash construction expenditures (c)	$254	$278	$174
_____________
(a)See Note 14 for more information on noncash debt exchange related to InfraREIT Acquisition.
(b)See Note 6 for more information on noncash debt exchanges related to 2052 Notes issuance.
(c)Represents end-of-period accruals.

14.    ACQUISITION ACTIVITY

InfraREIT Acquisition

In May 2019, Oncor completed the InfraREIT Acquisition, pursuant to which Oncor acquired all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners for a total cash consideration of $1.275 billion. In addition, Oncor paid certain transaction costs incurred by InfraREIT (including a management agreement termination fee of $40 million that InfraREIT paid an affiliate of Hunt Consolidated, Inc. at closing), with the aggregate cash consideration and payment of InfraREIT expenses totaling $1.324 billion. Oncor funded the cash consideration and certain transaction expenses with capital contributions in an aggregate amount of $1.330 billion received from Sempra and certain indirect equity holders of Texas Transmission.

In connection with and immediately following the closing of the InfraREIT Acquisition, in May 2019, Oncor extinguished all $953 million outstanding principal amount of debt of InfraREIT and its subsidiaries through repaying $602 million principal amount of InfraREIT subsidiary debt and exchanging new Oncor senior secured debt for $351 million principal amount of InfraREIT subsidiary debt.

As a result of the InfraREIT Acquisition, which included the exchange of certain assets between SDTS and SU pursuant to the SDTS-SU Asset Exchange, Oncor acquired our indirect subsidiary NTU and expanded our existing footprint in Texas by adding various electricity transmission and distribution assets and projects in the north, central, west and panhandle regions of Texas, including a joint project with LP&L for the build out and associated station work to join most of the City of Lubbock’s electric facilities to the ERCOT market. For more information on the LP&L joint project, see Note 3.

Business Combination Accounting

We and Oncor accounted for the InfraREIT Acquisition as a business acquisition with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the closing date. The combined results of operations are reported in our consolidated financial statements beginning as of the closing date. A summary of techniques used to estimate the preliminary fair value of the identifiable assets and liabilities is listed below.

•Assets and liabilities that are included in the PUCT cost-based regulatory rate-setting processes are recorded at fair values equal to their regulatory carrying value consistent with GAAP and industry practice.
•Working capital was valued using market information (Level 2).

The following tables set forth the purchase price paid. The final purchase price allocation was completed as of March 31, 2020.

Purchase of outstanding InfraREIT shares and units	$1,275
Certain transaction costs of InfraREIT paid by Oncor through June 30, 2019 (a)	53
Total purchase price paid through June 30, 2019	1,328
Adjustments made in the period from June 30, 2019 through March 31, 2020	(4)
Total purchase price paid	$1,324
________________
(a)Represents certain transaction costs incurred by InfraREIT in connection with the transaction and paid by Oncor, including a $40 million management termination fee payable to an affiliate of Hunt Consolidated, Inc.

Purchase price allocation is as follows:
As of May 16, 2019
Assets acquired:
Current assets	$45
Property, plant and equipment - net	1,800
Goodwill	564
Regulatory assets	16
Deferred tax assets	15
Other noncurrent assets	10
Total assets acquired	2,450

Liabilities assumed:
Short-term debt	115
Other current liabilities	24
Regulatory liabilities	148
Long-term debt, including due currently	839
Total liabilities assumed	1,126
Net assets acquired	1,324
Total purchase price paid	$1,324

The goodwill of $564 million arising from the InfraREIT Acquisition is attributable to the assets acquired, which expand Oncor’s transmission footprint and help Oncor support ERCOT market growth. None of the goodwill is recoverable nor provides a tax benefit in the rate-making process. No employee benefit obligations were assumed in the acquisition.

Acquisition costs incurred in the InfraREIT Acquisition by Oncor and recorded to other deductions totaled zero in 2020 and $9 million in 2019. Our statements of consolidated income include revenues and net income of the acquired business totaling $250 million and $106 million in 2020 and $156 million and $58 million in 2019, respectively. The goodwill at Oncor Holdings is less than at Oncor because at Oncor Holdings there were no tax and book basis differences of the net assets acquired at the acquisition date.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the years ended December 31, 2019 and 2018 assumes that the InfraREIT Acquisition occurred on January 1, 2018. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the InfraREIT Acquisition been completed on January 1, 2018, nor is the unaudited pro forma financial information indicative of future results of operations, which may differ materially from the pro forma financial information presented here.

	Year Ended December 31,
	2019	2018
Oncor Consolidated Pro Forma Revenues	$4,431	$4,318

The unaudited pro forma financial information above excludes pro forma earnings due to the impracticability of a calculation. The acquiree previously operated under a real estate investment trust structure with a unique cost structure and unique federal tax attributes. An accurate retrospective application cannot be objectively and reliably calculated as the new cost structure and new tax attributes would require a significant amount of estimates and judgments.

15.     CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
Parent only Financial Information
(millions of dollars)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2020	2019	2018
Income tax expense	$(9)	$(8)	$(24)
Equity in earnings of subsidiary	571	522	437
Net Income	562	514	413
Other comprehensive income (net of tax (benefit) expense of ($3), $4 and ($3))	(12)	19	(11)
Comprehensive income	$550	$533	$402

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018
Cash provided by operating activities	$286	$246	$149
Cash used in financing activities - distributions paid to member	(286)	(246)	(149)
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents - beginning balance	-	-	-
Cash and cash equivalents - ending balance	$-	$-	$-

CONDENSED BALANCE SHEETS

	At December 31,
	2020	2019
ASSETS
Income taxes receivable from member - current	8	1
Investments - noncurrent	9,568	8,698
Accumulated deferred income taxes	126	114
Total assets	$9,702	$8,813
LIABILITIES AND MEMBERSHIP INTERESTS
Other noncurrent liabilities and deferred credits	103	112
Total liabilities	103	112
Membership interests	9,599	8,701
Total liabilities and membership interests	$9,702	$8,813
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
Condensed Financial Information
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2020 and 2019, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2020, 2019 and 2018. We are a Delaware limited liability company indirectly wholly owned by Sempra. As of December 31, 2020, we own 80.25% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the condensed financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 15. Our subsidiary has been accounted for under the equity method in this condensed financial information. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet our expected future requirements. In addition, we and Oncor cannot make distributions (except for contractual tax payments) of amounts to the extent a majority of the Disinterested Directors on the respective board determines that such amounts are necessary to meet expected future requirements of the company. At Oncor, either of the two directors designated to serve on the Oncor board of directors by Texas Transmission could also prevent Oncor from making distributions (other than contractual tax payments) to the extent such director determines it is in the best interests of Oncor to retain such amounts to meet expected future requirements, including continuing compliance with the debt-to-equity ratio established from time to time by the PUCT for rate-making purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Oncor’s current authorized regulatory capital structure set by the PUCT is 57.5% debt to 42.5% equity. At December 31, 2020, Oncor’s regulatory capitalization was 52.8% debt to 47.2% equity.

During 2020, 2019 and 2018, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Year Ended December 31,
	2020	2019	2018
	(millions of dollars)
Distributions received, subsequently paid as federal income taxes recognized as operating activities	$-	$10	$18
Distributions received, subsequently paid as a distribution recognized as financing activities	286	246	149
Total distributions from Oncor	$286	$256	$167